Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2020 and December 31, 2019 and for the
three and six months ended June 30, 2020 and 2019

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2020	December 31, 2019
Current Assets
Cash and cash equivalents	4	$2,138	$1,986
Financial assets	5	1,599	1,148
Accounts and other receivable, net	6	4,048	4,808
Inventory, net	7	3,719	3,490
Other assets	9	1,134	1,363
		12,638	12,795
Financial assets	5	4,736	5,095
Accounts and other receivable, net	6	697	823
Other assets	9	335	429
Property, plant and equipment	10	13,650	13,892
Deferred income tax assets		718	667
Intangible assets	11	10,820	11,559
Equity accounted investments	13	1,648	1,273
Goodwill	12	5,036	5,218
		$50,278	$51,751
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$9,542	$9,881
Non-recourse borrowings in subsidiaries of the partnership	16	789	1,143
		10,331	11,024
Accounts payable and other	14	6,907	6,615
Non-recourse borrowings in subsidiaries of the partnership	16	21,413	21,256
Corporate borrowings	16	253	—
Deferred income tax liabilities		1,617	1,803
		$40,521	$40,698
Equity
Limited partners	19	$1,731	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset	19	1,354	1,676
Interest of others in operating subsidiaries		6,672	7,261
		9,757	11,053
		$50,278	$51,751

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2020	2019	2020	2019
Revenues	22, 23	$7,370	$10,717	$17,516	$19,918
Direct operating costs	21	(6,285)	(9,776)	(15,186)	(17,969)
General and administrative expenses	23	(228)	(211)	(472)	(389)
Depreciation and amortization expense	23	(533)	(441)	(1,071)	(752)
Interest income (expense), net	23	(353)	(313)	(717)	(497)
Equity accounted income (loss), net	13	18	23	9	30
Impairment expense, net	10	(29)	(324)	(142)	(324)
Gain (loss) on acquisitions/dispositions, net	8	(4)	522	179	520
Other income (expenses), net		149	(181)	(68)	(271)
Income (loss) before income tax		105	16	48	266
Income tax (expense) recovery
Current		(23)	(93)	(98)	(123)
Deferred		67	41	165	22
Net income (loss)		$149	$(36)	$115	$165
Attributable to:
Limited partners		$(59)	$55	$(126)	$87
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(50)	52	(109)	82
Special Limited Partners	19	—	—	—	—
Interest of others in operating subsidiaries		258	(143)	350	(4)
		$149	$(36)	$115	$165
Basic and diluted earnings per limited partner unit	19	$(0.73)	$0.82	$(1.57)	$1.30

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2020	2019	2020	2019
Net income (loss)		$149	$(36)	$115	$165
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$134	$—	$142	$—
Foreign currency translation		281	84	(799)	100
Net investment and cash flow hedges	4	(50)	(148)	7	(124)
Equity accounted investment	13	2	—	(9)	—
Taxes on the above items		(42)	13	(55)	6
Reclassification to profit or loss		37	8	38	8
		362	(43)	(676)	(10)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		—	11	—	15
Fair value through other comprehensive income		93	(27)	(82)	10
Taxes on the above item		(5)	(1)	18	(1)
Total other comprehensive income (loss)		450	(60)	(740)	14
Comprehensive income (loss)		$599	$(96)	$(625)	$179
Attributable to:
Limited partners		$17	$46	$(225)	$88
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		16	44	(194)	83
Special Limited Partners		—	—	—	—
Interest of others in operating subsidiaries		566	(186)	(206)	8
		$599	$(96)	$(625)	$179

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$15	$7,261	$11,053
Net income (loss)	—	(126)	—	—	(126)	—	(109)	—	—	(109)	—	350	115
Other comprehensive income (loss)	—	—	—	(99)	(99)	—	—	—	(85)	(85)	—	(556)	(740)
Total comprehensive income (loss)	—	(126)	—	(99)	(225)	—	(109)	—	(85)	(194)	—	(206)	(625)
Contributions	—	—	—	—	—	—	—	—	—	—	—	473	473
Distributions (2)	—	(10)	—	—	(10)	—	(8)	—	—	(8)	—	(739)	(757)
Ownership change (3)	—	3	(141)	1	(137)	—	2	(122)	—	(120)	—	(117)	(374)
Unit repurchases (2)	(13)	—	—	—	(13)	—	—	—	—	—	—	—	(13)
Balance as at June 30, 2020	$2,318	$(350)	$79	$(316)	$1,731	$1,924	$(324)	$88	$(349)	$1,339	$15	$6,672	$9,757
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$15	$3,531	$6,494
Net income (loss)	—	87	—	—	87	—	82	—	—	82	—	(4)	165
Other comprehensive income (loss)	—	—	—	1	1	—	—	—	1	1	—	12	14
Total comprehensive income (loss)	—	87	—	1	88	—	82	—	1	83	—	8	179
Contributions	—	—	—	—	—	—	—	—	—	—	—	121	121
Distributions (2)	—	(8)	—	—	(8)	—	(8)	—	—	(8)	—	(783)	(799)
Ownership change (3)	—	—	(6)	—	(6)	—	—	(4)	—	(4)	—	12	2
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	2,515	2,515
Unit issuance (2)	531	—	—	—	531	250	—	—	—	250	—	—	781
Unit repurchases (2)	(3)	—	—	—	(3)	—	—	—	—	—	—	—	(3)
Balance as at June 30, 2019	$2,294	$(158)	$199	$(185)	$2,150	$1,924	$(160)	$191	$(234)	$1,721	$15	$5,404	$9,290
____________________________________

(1)	See Note 20 for additional information.

(2)	See Note 19 for additional information on distributions and for additional information on unit repurchases.

(3)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(4)	See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2020	2019
Operating Activities
Net income (loss)		$115	$165
Adjusted for the following items:
Equity accounted earnings, net of distributions		14	(10)
Impairment expense, net	10	142	324
Depreciation and amortization expense		1,071	752
Gain on acquisitions/dispositions, net	3	(179)	(520)
Provisions and other items		140	166
Deferred income tax expense (recovery)		(165)	(22)
Changes in non-cash working capital, net	24	824	478
Cash from operating activities		1,962	1,333
Financing Activities
Proceeds from non-recourse subsidiary borrowings		2,478	13,044
Repayment of non-recourse subsidiary borrowings		(2,504)	(975)
Proceeds from corporate borrowings		283	—
Repayment of corporate borrowings		(30)	—
Proceeds from other financing		57	1,721
Repayment of other financing		(63)	—
Proceeds from (repayment of) other credit facilities, net		(339)	382
Lease liability repayment		(114)	(92)
Capital provided by limited partners and Redemption-Exchange Unitholders	19	—	781
Capital provided by others who have interests in operating subsidiaries		439	2,221
Capital paid to others who have interests in operating subsidiaries		(36)	—
Partnership units repurchased		(13)	(3)
Distributions to limited partners and Redemption-Exchange Unitholders		(18)	(16)
Distributions to others who have interests in operating subsidiaries	19	(729)	(827)
Cash from (used in) financing activities		(589)	16,236
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	90	(17,068)
Property, plant and equipment and intangible assets		(671)	(472)
Equity accounted investments	13	(445)	(4)
Financial assets and other		(914)	(42)
Dispositions
Subsidiaries, net of cash disposed		165	709
Property, plant and equipment		26	55
Financial assets and other		777	182
Net settlement of hedges		124	51
Restricted cash and deposits		(251)	75
Cash from (used in) investing activities		(1,099)	(16,514)
Cash
Change during the period		274	1,055
Impact of foreign exchange on cash		(122)	4
Net change in cash classified within assets held for sale		—	(68)
Balance, beginning of year		1,986	1,949
Balance, end of period		$2,138	$2,940

Supplemental cash flow information is presented in Note 24
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2019. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2019, other than changes as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership’s Board of Directors and authorized for issue on August 7, 2020.
(i)    Critical accounting judgments and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and property, plant and equipment needed to be reevaluated for impairment as of June 30, 2020.  The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers.  Based on its assessments, no additional impairments were required as at June 30, 2020. The partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

(b)	Government assistance
The partnership applied IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for government grants and other government assistance received by its subsidiaries. Government grants are recognized when there is reasonable assurance that the assistance will be received and the partnership will comply with all relevant conditions. The partnership recognizes government grants in the consolidated statements of operating results on a systematic basis over the periods in which the partnership recognizes expenses for which the grants were provided.

(c)	Extinguishment of Financial Liabilities with Equity Instruments
The partnership applied IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.

(d)	New accounting policies adopted
(i)     Definition of Material
In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)     Rent Concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases (“IFRS 16”), effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial results.

(e)	Future changes in accounting policies
(i)     Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). In March 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:

•	a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;

•	the effect of the time value of money;

•	a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and

•	a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Acquisitions completed in the six months ended June 30, 2020
There were no significant acquisitions for the six months ended June 30, 2020.

(b)	Acquisitions completed in 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:

(US$ MILLIONS)	Business services (1)	Infrastructure services (1)	Industrials	Total
Cash	$2,024	$7	$3,732	$5,763
Non-cash consideration	15	1	—	16
Total consideration (2)	$2,039	$8	$3,732	$5,779

(US$ MILLIONS)
Cash and cash equivalents	$319	$—	$11	$330
Accounts and other receivable, net	289	2	1,129	1,420
Inventory, net	41	—	1,765	1,806
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	833	842
Property, plant and equipment	3,030	3	3,578	6,611
Intangible assets	542	7	6,550	7,099
Goodwill (3)	1,575	7	1,750	3,332
Deferred income tax assets	138	—	14	152
Financial assets	4,735	—	27	4,762
Other assets	48	—	339	387
Acquisition gain	(4)	—	—	(4)
Accounts payable and other	(2,734)	(1)	(2,003)	(4,738)
Borrowings	(709)	—	—	(709)
Deferred income tax liabilities	(152)	(2)	(867)	(1,021)
Net assets acquired before non-controlling interests	7,133	16	13,126	20,275
Non-controlling interests (4) (5)	(5,094)	(8)	(9,394)	(14,496)
Net assets acquired	$2,039	$8	$3,732	$5,779

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

____________________________________

(1)	The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.

(3)
The finalization of purchase price allocations within the business services and industrials segments resulted in adjustments to the preliminary fair values, including intangible assets, deferred income tax assets, deferred income tax liabilities, equity accounted investments and consideration paid. The offsetting adjustment to goodwill resulted in an increase of $3 million within the business services segment and a decrease of $144 million within the industrials segment. Adjustments to a purchase price allocation within the infrastructure services segment resulted in a decrease to goodwill of $5 million.

(4)	Non-controlling interests recognized on business combination were measured at fair value for business services, industrials and infrastructure services.

(5)
Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for mortgage insurance services in our business services segment.

Business Services
Genworth MI Canada Inc. (“Genworth”)
On December 12, 2019, together with institutional partners, the partnership acquired Genworth, a Canadian based mortgage insurance company. The partnership’s economic interest prior to syndication to institutional partners was 31% and was acquired for consideration of $854 million. The partnership has a 57% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
On acquisition, a bargain purchase gain of $4 million was recognized. Intangible assets of $243 million were acquired, primarily comprised of the value of insurance contracts in force as at the date of acquisition.
The partnership’s results from operations for the year ended December 31, 2019 includes $10 million of revenue and $9 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $207 million and net income of $98 million attributable to the partnership for the year ended December 31, 2019.
Healthscope Limited (“Healthscope”)
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership’s economic interest prior to syndication to institutional partners was 28% and was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,551 million was acquired, which represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $286 million were acquired, primarily comprised of customer contracts.
The partnership’s results from operations for the year ended December 31, 2019 includes $297 million of revenue and $7 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $453 million and net loss of $23 million attributable to the partnership for the year ended December 31, 2019.
Ouro Verde Locação e Seviços S.A. (“Ouro Verde”)
On July 8, 2019, the partnership, together with institutional partners, acquired Ouro Verde, a Brazilian heavy equipment and light fleet vehicle management company. The partnership’s economic interest prior to syndication to institutional partners was 38% and was acquired for total consideration of $16 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

Others
On August 20, 2019, the partnership, through its road fuel storage and distribution business, completed an acquisition for consideration of $12 million, acquiring the remaining ownership interests in a terminal storage operator in which it previously had an equity interest. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Industrials
Clarios Global LP (“Clarios”)
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest prior to syndication to institutional partners was 29% and was acquired for consideration of $3,732 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,750 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,550 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks.
The partnership’s results from operations for the year ended December 31, 2019 includes $1,668 million of revenue and $89 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $2,414 million and net loss of $21 million attributable to the partnership for the year ended December 31, 2019.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles, or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss or fair value through other comprehensive income are measured at fair value in the unaudited interim condensed consolidated statements of financial position, and changes in fair values are recognized in profit or loss or other comprehensive income, respectively.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

The following table provides the details of financial instruments and their associated classifications as at June 30, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,138	$2,138
Accounts and other receivable, net (current and non-current)	—	—	4,745	4,745
Other assets (current and non-current) (1)	—	—	510	510
Financial assets (current and non-current) (2)	649	4,873	813	6,335
Total	$649	$4,873	$8,206	$13,728
Financial liabilities
Accounts payable and other (current and non-current) (3)	$444	$362	$8,570	$9,376
Borrowings (current and non-current)	—	—	22,455	22,455
Total	$444	$362	$31,025	$31,831
____________________________________

(1)	Excludes prepayments and other assets of $959 million.

(2)	Refer to Hedging Activities in Note 4(a) below.

(3)
Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,073 million.

Included in cash and cash equivalents as at June 30, 2020 is $1,772 million of cash (December 31, 2019: $1,570 million) and $366 million of cash equivalents (December 31, 2019: $416 million).
The fair value of all financial assets and liabilities as at June 30, 2020 were consistent with carrying value, with the exception of the borrowings at Altera Infrastructure L.P. (“Altera”), where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,689 million (December 31, 2019: $2,787 million) versus a carrying value of $2,696 million (December 31, 2019: $2,767 million).
Included in financial assets as at June 30, 2020 is $607 million (December 31, 2019: $264 million) of equity instruments designated as measured at fair value through other comprehensive income. The remaining balance of instruments designated as measured at fair value through other comprehensive income relates primarily to corporate and government bonds.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,986	$1,986
Accounts and other receivable, net (current and non-current)	—	—	5,631	5,631
Other assets (current and non-current) (1)	—	—	577	577
Financial assets (current and non-current) (2)	883	4,612	748	6,243
Total	$883	$4,612	$8,942	$14,437
Financial liabilities
Accounts payable and other (3) (4)	$385	$159	$9,039	$9,583
Borrowings (current and non-current)	—	—	22,399	22,399
Total	$385	$159	$31,438	$31,982
____________________________________

(1)	Excludes prepayments, subrogation recoverable and other assets of $1,215 million.

(2)	Refer to Hedging Activities in Note 4(a) below.

(3)	Total financial assets include $3,832 million of assets pledged as collateral.

(4)
Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $6,913 million.

(a)	Hedging activities

Net Investment Hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2020, pre-tax net loss of $50 million and net gain $269 million (June 30, 2019: pre-tax net loss of $61 million and $75 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2020, there was a derivative asset balance of $94 million (December 31, 2019: $13 million) and derivative liability balance of $10 million (December 31, 2019: $35 million) relating to derivative contracts designated as net investment hedges.
Cash Flow Hedges
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2020, pre-tax net loss of $nil and $262 million (June 30, 2019: pre-tax net loss of $87 million and $49 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2020, there was a derivative asset balance of $40 million (December 31, 2019: $22 million) and derivative liability balance of $352 million (December 31, 2019: $123 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $418 million (December 31, 2019: $287 million) of financial assets and $14 million (December 31, 2019: $36 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

There were no transfers between levels during the three and six months ended June 30, 2020. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2020 and December 31, 2019:

	June 30, 2020			December 31, 2019
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$367	$—	$116	$255	$—	$—
Corporate and government bonds	—	3,720	—	—	3,914	—
Derivative assets	10	258	—	4	234	—
Other financial assets (1)	337	412	302	401	400	287
Total	$714	$4,390	$418	$660	$4,548	$287
Financial liabilities
Derivative liabilities	$7	$785	$—	$18	$489	$—
Other financial liabilities	—	—	14	—	—	36
Total	$7	$785	$14	$18	$489	$36
____________________________________

(1)
Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment. Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures to homebuilding companies.

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Balance at beginning of year	$251	$230
Fair value change recorded in net income	3	8
Fair value change recorded in other comprehensive income	(12)	—
Net additions (disposals)	162	13
Balance at end of period	$404	$251

(b)	Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2020, $50 million gross, of financial assets (December 31, 2019: $1 million) and $58 million gross, of financial liabilities (December 31, 2019: $3 million) were offset in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Current
Marketable securities	$948	$734
Restricted cash	400	172
Derivative contracts	134	176
Loans and notes receivable	71	66
Other financial assets (1)	46	—
Total current	$1,599	$1,148
Non-current
Marketable securities	$3,253	$3,435
Restricted cash	220	201
Derivative contracts	134	62
Loans and notes receivable	124	309
Other financial assets (1)	1,005	1,088
Total non-current	$4,736	$5,095
____________________________________

(1)	Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLES, NET

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Current, net	$4,048	$4,808
Non-current, net
Accounts receivable	78	40
Retainer on customer contract	124	102
Billing rights	495	681
Total Non-current, net	$697	$823
Total	$4,745	$5,631
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction services business has a retention balance which comprises amounts that have been earned but held back until certain conditions specified in the contract are satisfied.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Raw materials and consumables (1)	$1,082	$941
Fuel products (2)	583	688
Work in progress	775	674
RTFO certificates (3)	372	342
Finished goods and other (4)	907	845
Carrying amount of inventories	$3,719	$3,490
____________________________________

(1)	Raw materials and consumables are mainly composed of raw materials in the industrials segment.

(2)	Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(3)
Renewable Transport Fuel Obligations (“RTFO”) certificates held for trading as at June 30, 2020 have a fair value of $25 million (December 31, 2019: $66 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(4)	Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    DISPOSITIONS
For the three month period ended June 30, 2020, the partnership recognized a net loss on dispositions of $4 million (June 30, 2019: gain of $522 million). For the six month period ended June 30, 2020, the partnership recognized a net gain on dispositions of $179 million (June 30, 2019: gain of $520 million).
The gain recognized in the six month period ended June 30, 2020 is primarily related to the partnership’s sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.
The gain recognized in the six month period ended June 30, 2019 is primarily related to the partnership’s sale of its facilities management business and executive relocation business resulting in pre-tax gains of $341 million and $180 million, respectively.
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Current
Work in progress (1)	$450	$505
Prepayments and other assets	646	719
Assets held for sale	38	139
Total current	$1,134	$1,363
Non-current
Work in progress (1)	$60	$72
Prepayments and other assets	275	357
Total non-current	$335	$429
____________________________________

(1)	See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Gross Carrying Amount
Beginning Balance	$16,502	$8,415
Additions (1)	997	1,529
Dispositions	(161)	(772)
Acquisitions through business combinations (2)	12	6,577
Assets reclassified as held for sale (3)	(24)	(332)
Changes in accounting policy	—	978
Foreign currency translation	(376)	107
Ending Balance	$16,950	$16,502
Accumulated Depreciation and Impairment
Beginning Balance	$(2,610)	$(1,468)
Depreciation/depletion/impairment expense (4)	(846)	(1,407)
Dispositions	72	263
Assets reclassified as held for sale (3)	9	62
Foreign currency translation	75	(60)
Ending Balance	$(3,300)	$(2,610)
Net Book Value (5)	$13,650	$13,892
____________________________________

(1)	Includes assets acquired in a common control transaction. See Note 17 for additional information.

(2)	See Note 3 for additional information.

(3)	Includes assets that were reclassified as held for sale and subsequently disposed.

(4)
Includes an impairment expense of $137 million resulting from a write-down of certain vessels within Altera due to changes in underlying assumptions such as the impact of contract modifications, changes in lay-up cost estimates, expected values on the sale of vessels, revenue forecasts, and vessel re-contracting.

(5)	Includes right-of-use assets of $1,291 million as at June 30, 2020.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Gross Carrying Amount
Beginning Balance	$12,504	$6,001
Additions (1)	126	231
Dispositions	(70)	(32)
Acquisitions through business combinations (2)	144	6,816
Assets reclassified as held for sale (3)	—	(436)
Foreign currency translation	(676)	(76)
Ending Balance	$12,028	$12,504
Accumulated Amortization and Impairment
Beginning Balance	$(945)	$(478)
Amortization/impairment expense	(395)	(582)
Dispositions	69	22
Assets reclassified as held for sale (3)	—	97
Foreign currency translation	63	(4)
Ending Balance	$(1,208)	$(945)
Net Book Value	$10,820	$11,559
____________________________________

(1)	Includes assets acquired in a common control transaction. See Note 17 for additional information.

(2)	See Note 3 for additional information.

(3)	Includes assets that were reclassified as held for sale and subsequently disposed.
NOTE 12.    GOODWILL

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Balance at beginning of period	$5,218	$2,411
Acquisitions through business combinations (1)	(137)	3,444
Impairment losses	—	(418)
Dispositions	—	(21)
Assets reclassified as held for sale (2)	—	(212)
Foreign currency translation	(45)	14
Balance at end of period	$5,036	$5,218
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Balance at beginning of year	$1,273	$541
Acquisitions through business combinations (1)	(5)	847
Additions	445	25
Dispositions (2)	—	(162)
Share of net income	9	114
Share of other comprehensive income (loss)	(9)	—
Distributions received	(23)	(62)
Foreign currency translation	(42)	(30)
Balance at end of period	$1,648	$1,273
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes derecognition of an equity accounted investment within Greenergy that was consolidated in 2019.
On January 31, 2020, the partnership completed the acquisition of a 17% economic interest in Brand Industrial Holdings Inc. (“BrandSafway”) for consideration of $445 million. The partnership has joint control over BrandSafway and has accounted for its investment as an equity accounted investment.
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Current
Accounts payable	$2,683	$2,919
Accrued and other liabilities (1) (2)	3,916	3,978
Lease liability	218	224
Financial liabilities	392	327
Unearned premiums reserve	462	482
Work in progress (3)	1,398	1,415
Provisions and decommissioning liabilities	464	442
Liabilities held for sale	9	94
Total current	$9,542	$9,881
Non-current
Accounts payable	$127	$116
Accrued and other liabilities (2)	1,097	1,110
Lease liability	1,169	1,109
Financial liabilities	2,264	2,048
Unearned premiums reserve	1,091	1,143
Work in progress (3)	45	60
Provisions and decommissioning liabilities	1,114	1,029
Total non-current	$6,907	$6,615
____________________________________

(1)	Includes bank overdrafts of $512 million as at June 30, 2020 (December 31, 2019: $921 million).

(2)
Includes post-employment benefits of $869 million ($13 million current and $856 million non-current) as at June 30, 2020 and $835 million ($18 million current and $817 million non-current) as at December 31, 2019.

(3)	See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

As part of the acquisition of Healthscope in 2019, the partnership received approximately $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability. The liability is drawn down as payments are made to the lender.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Contract costs incurred to date	$23,737	$23,041
Profit recognized to date (less recognized losses)	1,501	1,843
	25,238	24,884
Less: progress billings	(26,171)	(25,782)
Contract work in progress (liability)	$(933)	$(898)
Comprising:
Amounts due from customers - work in progress	$510	$577
Amounts due to customers - creditors	(1,443)	(1,475)
Net work in progress	$(933)	$(898)
NOTE 16.    BORROWINGS

(a)	Corporate borrowings
The partnership has bilateral credit facilities across a diverse group of global banks with an aggregate borrowings capacity of $1,575 million. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. As at June 30, 2020, $253 million was drawn on the facilities.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at June 30, 2020, the credit facility remains undrawn.
Subsequent to quarter end, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million has been guaranteed by Brookfield and provides the partnership with additional liquidity.

(b)	Non-recourse subsidiary borrowings of the partnership
Total current and non-current borrowings as at June 30, 2020 were $22,455 million (December 31, 2019: $22,399 million).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios.
Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at June 30, 2020, $nil (December 31, 2019: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements. The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2020, the amount of the deposit from Brookfield was $155 million (December 31, 2019: $4 million on deposit with Brookfield). For the three and six months ended June 30, 2020, the partnership paid interest expense of $1 million and $1 million (June 30, 2019: the partnership earned interest income of $1 million and $4 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and six months ended June 30, 2020 was $16 million and $32 million (June 30, 2019: $12 million and $24 million).
In its capacity as the holder of the special limited partnership units (“Special LP units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2020 was $nil and $nil (June 30, 2019: $nil and $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
On February 5, 2020, the partnership entered into a voting agreement with a Brookfield subsidiary who had the power to direct the relevant activities of Cardone. The partnership consolidated Cardone commencing February 5, 2020. This transaction was accounted for as a common control transaction where the partnership recognized Cardone’s assets and liabilities at their carrying values. The assets, liabilities, and deficit in shareholder’s equity recognized on February 5, 2020 were $609 million, $957 million, and $348 million, respectively. The liabilities included $224 million of loans between Cardone and the partnership which eliminated upon consolidation. The partnership did not pay any consideration nor incur any expenses related to this transaction.

(b)	Subsidiary recapitalization
On May 13, 2020, as part of a debt restructuring agreement, former debtholders of Cardone agreed to participate in an equity rights offering, in exchange for extinguishment of their existing debt to Cardone. As part of this debt restructuring agreement Cardone received capital commitments of up to $180 million from some of its former debtholders. To date, the partnership has funded a portion of the $95 million it expects to contribute upon completion of the restructuring, subject to certain covenants and liquidity requirements. As a result of the recapitalization transaction, the partnership recorded a net gain of $244 million within other income (expense) in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

(c)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Transactions during the period
Business services revenues (1)	$144	$103	$264	$194
____________________________________

(1)	Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Balances at end of period
Financial assets	$—	$174
Accounts and other receivable, net	$82	$36
Accounts payable and other	$416	$210
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk, commodity risk and other price risks. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair value of the partnership derivatives financial instrument position is as follows:

	June 30, 2020		December 31, 2019
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$175	$70	$59	$96
Cross Currency Swaps	—	16	1	7
Interest Rate Derivatives	76	627	52	274
Equity Derivatives	1	29	2	—
Commodities Contracts	16	50	124	130
Total	$268	$792	$238	$507

Total Current	$134	$274	$176	$213
Total Non-current	$134	$518	$62	$294
NOTE 19.    EQUITY
For the three and six months ended June 30, 2020, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $9 million and $18 million or approximately $0.0625 per partnership unit (June 30, 2019: $8 million and $16 million). For the three and six months ended June 30, 2020, the partnership distributed to others who have interests in the operating subsidiaries $64 million and $739 million (June 30, 2019: $450 million and $783 million) primarily resulting from the distributions of proceeds on the sale of our cold storage logistics business, and distributions received from Genworth and Westinghouse Electric Company (“Westinghouse”).
During the six month period ended June 30, 2020, the partnership repurchased and canceled 560,491 limited partnership units (June 30, 2019: 89,027).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

(a)	Earnings per limited partner unit
Net loss attributable to limited partnership unitholders for the three and six months ended June 30, 2020 was $59 million and $126 million (June 30, 2019: net income of $55 million and $87 million). The weighted average number of limited partnership units was 80 million for the three and six months ended June 30, 2020 (June 30, 2019: 66 million).

(b)	Incentive distribution to Special LP units
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended June 30, 2020, the volume weighted average price per unit was $29.75, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil and $nil for the three and six months ended June 30, 2020 (June 30, 2019: $nil and $nil).

(c)	General and limited partnership units

UNITS	General Partner Units	Limited Partnership Units	Total
Balance as at January 1, 2020	4	80,890,655	80,890,659
Repurchased and canceled	—	(560,491)	(560,491)
Balance as at June 30, 2020	4	80,330,164	80,330,168

(d)	Redemption-exchange units held by Brookfield

UNITS	Redemption Exchange Units held by Brookfield
Balance as at January 1, 2020	69,705,497
Repurchased and canceled	—
Balance as at June 30, 2020	69,705,497
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	(127)	6	22	(99)
Ownership change	—	1	—	1
Balance as at June 30, 2020	$(296)	$18	$(38)	$(316)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	15	2	(16)	1
Balance as at June 30, 2019	$(167)	$11	$(29)	$(185)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

(b)	Attributable to Non-controlling interests — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	(110)	6	19	(85)
Balance as at June 30, 2020	$(331)	$15	$(33)	$(349)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	14	2	(15)	1
Balance as at June 30, 2019	$(218)	$9	$(25)	$(234)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three and six months ended June 30, 2020, and June 30, 2019 by nature:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cost of sales	$5,187	$8,720	$12,920	$16,036
Compensation	1,089	1,036	2,247	1,892
Property taxes, sales taxes and other	9	20	19	41
Total	$6,285	$9,776	$15,186	$17,969
Inventories recognized as cost of sales during the three and six month period ended June 30, 2020 amounted to $3,531 million and $9,640 million (June 30, 2019: $6,146 million and $10,751 million).
NOTE 22.    REVENUES

(a)	Revenue by type
The table below summarizes the partnership’s segment revenue by type of revenue for the three and six months ended June 30, 2020:

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Three Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$3,836	$968	$2,196	$—	$7,000
Other revenue	217	152	1	—	370
Total revenue	$4,053	$1,120	$2,197	$—	$7,370

	Six Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
Other revenue	406	320	3	—	729
Total revenue	$10,582	$2,290	$4,644	$—	$17,516
The table below summarizes the partnership’s segment revenue by type of revenue for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$7,341	$959	$2,265	$—	$10,565
Other revenue	4	146	2	—	152
Total revenue	$7,345	$1,105	$2,267	$—	$10,717

	Six Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$14,262	$2,090	$3,239	$—	$19,591
Other revenue	18	304	5	—	327
Total revenue	$14,280	$2,394	$3,244	$—	$19,918

(b)	Timing of recognition of revenue from contracts with customers
The table below summarizes the partnership’s segment revenue by timing of revenue recognition for the total revenue from contracts with customers for the three and six months ended June 30, 2020:

	Three Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$2,863	$367	$2,159	$—	$5,389
Services transferred over a period of time	973	601	37	—	1,611
Total revenue from contracts with customers	$3,836	$968	$2,196	$—	$7,000

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Six Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$8,199	$762	$4,564	$—	$13,525
Services transferred over a period of time	1,977	1,208	77	—	3,262
Total revenue from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
The table below summarizes the partnership’s segment revenue by timing of revenue recognition for the total revenue from contracts with customers for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,839	$288	$2,205	$—	$8,332
Services transferred over a period of time	1,502	671	60	—	2,233
Total revenue from contracts with customers	$7,341	$959	$2,265	$—	$10,565

	Six Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$11,139	$713	$3,128	$—	$14,980
Services transferred over a period of time	3,123	1,377	111	—	4,611
Total revenue from contracts with customers	$14,262	$2,090	$3,239	$—	$19,591
NOTE 23.    SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (the “CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items (“Company FFO”), and Company FFO excluding the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments (“Company EBITDA”).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Three Months Ended June 30, 2020
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$4,053	$1,120	$2,197	$—	$7,370
Direct operating costs	(3,763)	(791)	(1,728)	(3)	(6,285)
General and administrative expenses	(80)	(53)	(74)	(21)	(228)
Equity accounted Company EBITDA (3)	4	42	17	—	63
Company EBITDA attributable to others (4)	(150)	(170)	(314)	—	(634)
Company EBITDA (1)	64	148	98	(24)	286
Gain (loss) on acquisitions / dispositions, net	—	—	(4)	—	(4)
Other income (expenses), net (5)	3	(23)	1	—	(19)
Interest income (expense), net	(52)	(76)	(224)	(1)	(353)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investment (3)	(2)	(16)	(4)	—	(22)
Current income taxes	(33)	(4)	4	10	(23)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	59	58	191	—	308
Company FFO (1)	39	87	62	(15)	173
Depreciation and amortization expense (2)					(533)
Impairment expense, net					(29)
Other income (expense), net (5)					168
Deferred income taxes					67
Non-cash items attributable to equity accounted investments (3)					(23)
Non-cash items attributable to others (4)					68
Net income (loss) attributable to unitholders (1)					$(109)
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2020, depreciation and amortization by segment is as follows: business services $103 million, infrastructure services $163 million, industrials $267 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $18 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $258 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other income of $149 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Six Months Ended June 30, 2020
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$10,582	$2,290	$4,644	$—	$17,516
Direct operating costs	(10,021)	(1,599)	(3,561)	(5)	(15,186)
General and administrative expenses	(171)	(91)	(165)	(45)	(472)
Equity accounted Company EBITDA (3)	15	77	43	—	135
Company EBITDA attributable to others (4)	(322)	(373)	(718)	—	(1,413)
Company EBITDA (1)	83	304	243	(50)	580
Gain (loss) on acquisitions / dispositions, net	186	—	(7)	—	179
Other income (expenses), net (5)	9	(29)	1	—	(19)
Interest income (expense), net	(110)	(165)	(447)	5	(717)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investment (3)	(4)	(24)	(8)	—	(36)
Current income taxes	(52)	(6)	(61)	21	(98)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(31)	111	398	—	478
Company FFO (1)	81	191	119	(24)	367
Depreciation and amortization expense (2)					(1,071)
Impairment expense, net					(142)
Other income (expense), net (5)					(49)
Deferred income taxes					165
Non-cash items attributable to equity accounted investments (3)					(90)
Non-cash items attributable to others (4)					585
Net income (loss) attributable to unitholders (1)					$(235)
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2020, depreciation and amortization by segment is as follows: business services $213 million, infrastructure services $328 million, industrials $530 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $9 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $350 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $68 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Three Months Ended June 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$7,345	$1,105	$2,267	$—	$10,717
Direct operating costs	(7,169)	(838)	(1,767)	(2)	(9,776)
General and administrative expenses	(67)	(41)	(85)	(18)	(211)
Equity accounted Company EBITDA (3)	11	35	17	—	63
Company EBITDA attributable to others (4)	(59)	(173)	(324)	—	(556)
Company EBITDA (1)	61	88	108	(20)	237
Gain (loss) on acquisitions / dispositions, net	522	—	—	—	522
Other income (expenses), net (5)	—	4	—	—	4
Interest income (expense), net	(38)	(97)	(186)	8	(313)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investment (3)	(2)	(5)	(3)	—	(10)
Current income taxes	(47)	—	(51)	5	(93)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(154)	64	178	—	88
Company FFO (1)	342	54	46	(7)	435
Depreciation and amortization expense (2)					(441)
Impairment expense, net					(324)
Other income (expense), net (5)					(185)
Deferred income taxes					41
Non-cash items attributable to equity accounted investments (3)					(30)
Non-cash items attributable to others (4)					611
Net income (loss) attributable to unitholders (1)					$107
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2019, depreciation and amortization by segment is as follows: business services $58 million, infrastructure services $179 million, industrials $204 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $23 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $143 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $181 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Six Months Ended June 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$14,280	$2,394	$3,244	$—	$19,918
Direct operating costs	(13,947)	(1,730)	(2,288)	(4)	(17,969)
General and administrative expenses	(134)	(75)	(143)	(37)	(389)
Equity accounted Company EBITDA (3)	19	56	21	—	96
Company EBITDA attributable to others (4)	(112)	(422)	(619)	—	(1,153)
Company EBITDA (1)	106	223	215	(41)	503
Gain (loss) on acquisitions / dispositions, net	522	—	(2)	—	520
Other income (expenses), net (5)	—	—	2	—	2
Interest income (expense), net	(58)	(198)	(255)	14	(497)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investment (3)	(3)	(8)	(4)	—	(15)
Current income taxes	(57)	9	(85)	10	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(136)	130	256	—	250
Company FFO (1)	374	156	127	(17)	640
Depreciation and amortization expense (2)					(752)
Impairment expense, net					(324)
Other income (expense), net (5)					(273)
Deferred income taxes					22
Non-cash items attributable to equity accounted investments (3)					(51)
Non-cash items attributable to others (4)					907
Net income (loss) attributable to unitholders (1)					$169
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2019, depreciation and amortization by segment is as follows: business services $115 million, infrastructure services $348 million, industrials $289 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $30 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $4 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $271 million as per the unaudited interim condensed consolidated statements of operating results.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership’s assets by reportable operating segment as at June 30, 2020 and December 31, 2019:

	As at June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$17,363	$10,845	$22,011	$59	$50,278

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	As at December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$18,132	$10,619	$22,742	$258	$51,751
Revenues from Contracts with Customers
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and six months ended June 30, 2020:

	Three Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	2,000	112	44	—	2,156
United States of America	12	370	883	—	1,265
Australia	1,016	2	20	—	1,038
Europe	233	349	417	—	999
Other	181	98	428	—	707
Canada	336	21	106	—	463
Brazil	58	16	163	—	237
Mexico	—	—	135	—	135
Total revenues from contracts with customers	$3,836	$968	$2,196	$—	$7,000
Other revenues	$217	$152	$1	$—	$370
Total revenues	$4,053	$1,120	$2,197	$—	$7,370

	Six Months Ended June 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$6,257	$187	$91	$—	$6,535
United States of America	13	916	1,770	—	2,699
Australia	2,003	6	31	—	2,040
Europe	495	578	1,136	—	2,209
Other	377	204	683	—	1,264
Canada	830	40	234	—	1,104
Brazil	201	39	369	—	609
Mexico	—	—	327	—	327
Total revenues from contracts with customers	$10,176	$1,970	$4,641	$—	$16,787
Other revenues	$406	$320	$3	$—	$729
Total revenues	$10,582	$2,290	$4,644	$—	$17,516

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$5,028	$84	$27	$—	$5,139
United States of America	168	376	748	—	1,292
Europe	174	324	688	—	1,186
Canada	859	15	173	—	1,047
Australia	896	3	—	—	899
Other	148	133	178	—	459
Brazil	68	22	275	—	365
Mexico	—	2	176	—	178
Total revenues from contracts with customers	$7,341	$959	$2,265	$—	$10,565
Other revenues	$4	$146	$2	$—	$152
Total revenues	$7,345	$1,105	$2,267	$—	$10,717

	Six Months Ended June 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$9,874	$161	$48	$—	$10,083
United States of America	286	914	848	—	2,048
Europe	332	635	1,050	—	2,017
Canada	1,749	28	364	—	2,141
Australia	1,616	6	—	—	1,622
Other	286	292	203	—	781
Brazil	119	49	506	—	674
Mexico	—	5	220	—	225
Total revenues from contracts with customers	$14,262	$2,090	$3,239	$—	$19,591
Other revenues	$18	$304	$5	$—	$327
Total revenues	$14,280	$2,394	$3,244	$—	$19,918
NOTE 24.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended
(US$ MILLIONS)	June 30, 2020	June 30, 2019
Interest paid	$565	$417
Income taxes paid	$102	$118
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

	Six Months Ended
(US$ MILLIONS)	June 30, 2020	June 30, 2019
Accounts receivable	$637	$(147)
Inventory	200	80
Prepayments and other	89	(12)
Accounts payable and other	(102)	557
Changes in non-cash working capital, net	$824	$478
NOTE 25.    INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its mortgage insurance business:

(a)	Premiums and unearned premiums reserve
The following table presents movement in unearned premiums reserve:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Unearned premiums reserve, beginning of the period	$1,625	$—
Acquisitions through business combinations	—	1,603
Premiums written during the period	249	26
Premiums earned during the period	(252)	(28)
Foreign currency translation	(69)	24
Unearned premiums reserve, end of the period	$1,553	$1,625

(b)	Losses on claims and loss reserves
Loss reserves comprise the following:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Case reserves	$81	$69
Incurred but not reported reserves	36	30
Discounting	(1)	(1)
Provisions for adverse deviation	5	7
Total loss reserves	$121	$105
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Loss reserves, beginning of the period	$105	$—
Acquisitions through business combinations	—	104
Claims paid during the period	(32)	(5)
Losses on claims related to the current period	53	5
Foreign currency translation	(5)	1
Loss reserves, end	$121	$105

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six months ended
June 30, 2020 and 2019

NOTE 26.    SUBSEQUENT EVENTS

(a)	Acquisition of IndoStar
On May 27, 2020, the partnership, together with institutional partners, acquired a 31% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance, for consideration of $162 million. The partnership did not receive voting rights with its initial investment and classified the investment as a financial asset measured at fair value through profit and loss.
On July 9, 2020, the partnership, together with institutional partners, completed an additional acquisition of common shares in IndoStar through a secondary offering and Mandatory Tender Offer, for an aggregate investment of $131 million, increasing its ownership interest to 57%. The partnership has determined it will control IndoStar and will account for the transaction as a business combination achieved in stages and will consolidate the business for financial reporting purposes starting in the third quarter of 2020.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

(b)	Investment in Superior Plus Corp.
On July 13, 2020, the partnership, together with institutional partners, subscribed to $260 million of convertible preferred shares of Superior Plus Corp. (“Superior”). Superior is a leading North American propane distributor and specialty chemical producer. The partnership’s share of the investment is approximately $45 million.

(c)	Agreement to sell Healthscope Pathology Business
On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing approvals and protocols and is expected to close by the end of the year.

(d)	Distribution
On August 5, 2020, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 30, 2020 to unitholders of record as at the close of business on August 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of our financial condition and results of operation, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at June 30, 2020 and December 31, 2019, and results of operations for the three and six months ended June 30, 2020 and 2019. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2020 and December 31, 2019, and for the three and six months ended June 30, 2020 and June 30, 2019, or the interim financial statements. This MD&A was prepared as of August 7, 2020. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements and information include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	our financial condition and liquidity;

•	market volatility and the market price of our LP Units;

•
changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of the ongoing and developing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);

•	the behavior of financial markets, including fluctuations in interest and foreign exchange rates;

•	adverse conditions in the global equity, capital and credit markets;

•	the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;

•	strategic actions, including acquisitions and dispositions;

•	the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	the effective integration of acquisitions into our existing operations;

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•	the cyclical nature of most of our operations;

•	actions of competitors;

•	risks commonly associated with a separation of economic interest from control;

•	the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•
technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;

•	changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;

•	changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);

•	the effect of applying future accounting changes;

•	failure to maintain effective internal controls;

•	governmental investigations;

•	pending or threatened litigation;

•	changes in tax laws;

•	ability to collect amounts owed;

•	ability to obtain adequate insurance at commercially reasonable rates;

•	possible environmental liabilities and other contingent liabilities, including those related to climate change;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;

•	the possible impact of international conflicts and other developments including terrorist acts;

•	risks relating to our reliance on technology, including cyberterrorism;

•	the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•
other risks and factors described elsewhere in this document, under “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this MD&A and in our most recent Annual Report on Form 20-F under the heading “Risk Factors”.

In addition, our future results may be impacted by the economic shutdown resulting from the COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this MD&A.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of the economic shutdown resulting from the COVID-19 pandemic. These forward-looking statements and information are made as of the date of this MD&A.
For a more comprehensive list of risks and uncertainties, please refer to this MD&A under the heading “Risks and Uncertainties,” and our most recent Annual Report on Form 20-F under the heading “Risk Factors,” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield and received $250 million in cash from Brookfield. In consideration, Brookfield received at the same time (i) approximately 55% of our limited partnership units, or LP Units, and 100% of our general partnership units, or GP Units, (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at June 30, 2020, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield’s carrying values prior to the spin-off.
Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, and Canadian Dollars are identified as “C$”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.
Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate services and construction services, entertainment, and other businesses;

ii.
Infrastructure services, which includes a global provider of services to the power generation industry, a service provider to the offshore oil production industry, and a global provider of access, forming and shoring solutions and specialized services;

iii.
Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown by operating segment of total assets of $50,278 million as at June 30, 2020 and of total revenues of $17,516 million for the six months ended June 30, 2020.

Operating Segments	Assets	Revenue
	As at June 30, 2020	Six Months Ended June 30, 2020
(US$ MILLIONS)
Business services	$17,363	$10,582
Infrastructure services	10,845	2,290
Industrials	22,011	4,644
Corporate and other	59	—
Total	$50,278	$17,516

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Regions	Assets	Revenue
	As at June 30, 2020	Six Months Ended June 30, 2020
(US$ MILLIONS)
United Kingdom	$4,179	$6,548
Canada	7,708	1,451
Australia	5,820	2,088
Brazil	4,225	718
United States of America	12,008	2,703
Mexico	3,149	327
Europe	8,899	2,386
Other	4,290	1,295
Total	$50,278	$17,516
Business Services
Our business services segment consists of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate services and construction services, (v) entertainment, and (vi) other businesses.
Our mortgage insurance services business, Genworth MI Canada Inc. (“Genworth”), is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our mortgage insurance business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Genworth has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Genworth underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
The revenues in our mortgage insurance business consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains (losses) on the separate investment portfolio within our mortgage insurance business.
Our Australian healthcare services business, Healthscope Limited (“Healthscope”), is one of the largest private hospital operators in Australia and operates 43 private hospitals in Australia. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease. Subsequent to the quarter, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing approvals and protocols and is expected to close by the end of the year.
The majority of our revenue from Healthscope is generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. This revenue is generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuel storage and distribution business, Greenergy Fuels Holding Limited (“Greenergy”), is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K., which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our road fuel marketing business includes 235 retail gas stations and associated convenience kiosks in Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program. In February 2020, Greenergy announced its merger with our fuel marketing business to create a single fuel distribution and fuel marketing platform. Following this transaction, our economic ownership interest in the merged businesses, referred to as Greenergy, increased to 18%.

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Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. We primarily operate in Australia and Europe across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our entertainment business, in partnership with a leading Canadian operator, owns and operates three entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Brazilian fleet management business, Ouro Verde Locação e Seviços S.A (“Ouro Verde”), is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde leases assets across Brazil, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, owns a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers, or OEMs, and dealerships. The business has a diversified base of Brazilian and global corporate clients and has been able to sustain high contract renewal rates with its high-quality clients.
We are a provider of high speed fixed wireless broadband in rural Ireland through our wireless broadband business, Imagine Communications Group Limited (“Imagine”). Imagine is the leading company which has acquired spectrum in Ireland’s recent 3.6GHz auction which is focused on fixed wireless access.
Infrastructure Services
Our infrastructure services segment comprises (i) a global provider of infrastructure services to the power generation industry, (ii) a services provider to the offshore oil production industry, and (iii) a global provider of access, forming and shoring solutions and specialized services.
Westinghouse Electric Company (“Westinghouse”) is one of the world’s leading suppliers of infrastructure services to the power generation industry and generates a significant majority of its earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.

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The majority of profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.
Our services provider to the offshore oil production industry, Altera Infrastructure L.P. (“Altera”), is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Altera operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs), and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
As a fee-based business focused on critical services, Altera has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenue. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts.
On January 22, 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Altera for an aggregate investment of $165 million. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We funded approximately $75 million of the transaction which increased our ownership interest in Altera to 43%.
On January 31, 2020, together with institutional partners, we closed our acquisition of a 49% ownership interest in Brand Industrial Holdings Inc. (“BrandSafway”), for a purchase price of approximately $1.3 billion. BrandSafway is a leading global provider of work access, specialty craft services, and forming and shoring solutions to the industrial, commercial and infrastructure markets. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest. A portion of our investment may be syndicated to institutional investors.
BrandSafway is a leading provider of scaffolding and related services to the industrial and commercial markets in North America and services over 30,000 customers in 30 countries worldwide. BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. The recurring nature of BrandSafway’s services derived from the ongoing maintenance requirements of its global customers allows for the business to generate consistent free cash flows on a substantial portion of its business.
In our infrastructure services segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment comprises (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of other industrial operations.
Clarios Global LP (“Clarios”) is a global market leader in automotive batteries and has approximately 16,000 employees around the world with a footprint that consists of 56 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 150 million batteries per year and derives more than 75% of its profitability from aftermarket replacement demand.

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Clarios batteries power both internal combustion engine and electric vehicles and include the world’s most recognized battery brands based on aided brand awareness studies in regions where it operates. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Clarios distributes products primarily to original equipment manufacturers, or OEMs, and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
GrafTech International Ltd. (“GrafTech”), is our manufacturer of a broad range of high-quality graphite electrodes. A significant portion of our sales are tied to the steel production industry. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Our graphite electrodes are consumed in the electric arc furnaces, or EAF, steel melting process, the steel making technology used by all mini-mills. We also manufacture petroleum needle coke, which is the key material in the production of graphite electrodes.
We purchase other raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with those available to our competitors. Our needle coke production allows us to be the only substantially vertically integrated graphite electrode manufacturer. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.
BRK Ambiental is the largest private water company in Brazil and provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our Canadian natural gas properties produce approximately 42,700 barrels of oil equivalent per day, or BOE/d. Our coal-bed methane, or CBM, properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an effect on the natural gas operation’s financial condition.
Our industrial mining operations comprise the operation and development of a limestone mine located in the heart of the Athabasca oil sands region. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, damns, water systems and other critical infrastructure. The limestone quarry has 575.2 million tons of proven mineral reserves and 756.3 million tons of proven and probable mineral reserves. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Schoeller Allibert Group B.V. (“Schoeller Allibert”) is a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
On February 5, 2020, we consolidated our investment in Cardone Industries, Inc. (“Cardone”), which was previously accounted for as a financial asset. Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers. On May 13, 2020, together with institutional partners, we completed a recapitalization of Cardone, extinguishing junior debt including the partnership’s loan outstanding and committing $180 million of new equity to the business. The partnership’s share of the new equity was approximately $95 million for a 52% economic ownership interest.

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In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since March 31, 2020:
On May 13, 2020, together with institutional partners, we completed a recapitalization of Cardone, committing $180 million of new equity in the business. The partnership’s share of the new equity was approximately $95 million for a 52% economic ownership interest.
On May 27, 2020, together with institutional partners, we completed the acquisition of a 31% ownership interest in IndoStar Capital Finance Limited (“IndoStar”) for a purchase price of $162 million. On July 9, 2020, together with institutional partners, we completed an additional acquisition of common shares in IndoStar, through a secondary offering and Mandatory Tender Offer, for an aggregate investment of $131 million. IndoStar is an Indian financing company focused on commercial vehicle lending and affordable home finance. The partnership’s share of the investment was approximately $105 million, for a 20% economic ownership interest.
On July 13, 2020, together with institutional partners, we subscribed for $260 million of convertible preferred shares of Superior Plus Corp. (“Superior”). Superior is a leading North American propane distributor and specialty chemical producer. The partnership’s share of the investment is $45 million.
On July 22, 2020, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. The partnership continues to own approximately 69 million shares in GrafTech, 17 million of which we own directly and have the flexibility to sell outside of the Brookfield consortium.
On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing approvals and protocols and is expected to close by the end of the year.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Our companies, like most globally, have faced challenging business conditions as a result of the global economic shutdown. Our businesses experienced the most significant impact to operations during the month of April, and since then our operations have improved as global economic activity has gradually recovered.
Within our business services segment we continue to progress operational improvements at our recent acquisitions. At Healthscope, one of the largest private hospital operators in Australia, the business was impacted by the Australian government’s decision to suspend all non-critical elective surgeries in early April. The business received monthly payments that covered its net operating costs from state governments in return for making its hospital network available to the public. Healthscope has now mostly resumed its elective surgeries and activity levels are rebounding. At Genworth, the largest private residential mortgage insurer in Canada, underwriting activity slowed in April, but has since recovered. The business remains well capitalized to manage through the current environment. Our construction services business reported improved performance for the period which was led by stronger results in the business’ Australian operations. While construction activity on all U.K. projects has restarted, the business is still being impacted by reduced project productivity as a result of operating in compliance with government guidelines. Our construction services business has implemented measures to mitigate losses and preserve cash and we continue to expect the business will require support to manage through the impacts of project related interruptions in the second half of the year.

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Within our infrastructure services segment, at BrandSafway, activity during the quarter was materially impacted by the global economic shutdown and restrictions at customer sites, which was partially offset by the benefit of cost curtailment initiatives. BrandSafway’s revenue is largely derived from the essential maintenance needs of its customers and activity levels are recovering as business conditions normalize. At Westinghouse, the business experienced limited impact from the global economic shutdown and is benefiting from the essential services it provides to the global nuclear power industry. The business continues to focus on cost savings initiatives that will enhance the resiliency of its operations and cash flows. At Altera, results continue to be supported by the contractual nature of its revenue and cash flows that remain largely unaffected by lower oil prices. Utilization in the towage segment continues to be weak, offset by the commencement of contracts as well as overall higher utilization in the shuttle tanker business.
Within our industrials segment, at Clarios, overall volumes during the second quarter of 2020 were directly impacted by a reduction in demand associated with the global economic shutdown and costs increases related to the closing and safe re-opening of its plants. During the quarter, the business permanently consolidated one of its U.S. assembly plants and redeployed impacted employees to existing facilities as part of its broader plan to increase operational efficiency of its North American manufacturing footprint. The business is benefiting from a sharp recovery in aftermarket battery demand globally, helping to offset reduced levels of OEM battery demand during the quarter. In May, Clarios completed a $500 million offering of senior secured notes; the proceeds were used to repay existing revolving facilities. GrafTech’s volume and sales price decreased as a result of reduced graphite electrode demand and the impact of the global economic shutdown. Subsequent to quarter end, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of the Brookfield consortium’s control position in the company. During the second quarter of 2020, we successfully completed a recapitalization of Cardone, one of the largest remanufacturers of automotive aftermarket parts in North America. Together with institutional partners, we committed $180 million of new equity to the business, of which the partnership’s share was approximately $95 million. As part of the recapitalization, Cardone secured concessions from its senior debtholders including the extension of maturities on its bank debt. Our recapitalization strengthens Cardone’s capital structure and positions the company on better footing with both customers and suppliers. Looking forward, we are working closely with management to progress the company’s turnaround efforts that remain in the early stages.
Geographically, we are committed to taking a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. In July, together with our institutional partners, we completed the acquisition of IndoStar, an Indian finance company focused on commercial vehicle lending and affordable home finance for approximately $293 million. The partnership funded approximately $105 million of the investment for an approximate 20% economic ownership. Business conditions in India are starting to recover as lockdown measures ease and the availability of financing for non-bank financial corporations like IndoStar are improving. IndoStar has now re-opened many of its branches, and while we expect the recovery to be gradual the business is benefiting from a positive trend in collections activity across all its key business segments. A key advantage to our investment approach is that we have the flexibility to invest across industries and in different forms, meaning we may acquire debt or equity securities or provide financing to companies, in addition to acquiring businesses. In June, together with institutional partners, we subscribed for $260 million in convertible preferred shares of Superior. Superior is a leading North American propane distributor and specialty chemical producer. Our investment earns a minimum coupon of 7.25% per annum and is convertible into a 15% common equity stake in Superior. The partnership’s share of the investment is expected to be approximately $45 million.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth, particularly in light of COVID-19. See the “Forward-Looking Statements”, “Global Economic Shutdown Update” in this MD&A.
Global Economic Shutdown Update
Beginning in the first quarter of 2020 we experienced economic shutdowns as a result of the COVID-19 pandemic across global and local economies in the jurisdictions where we operate, which continued through the second quarter and had a material impact on our financial position and results as described throughout this MD&A. As the economy reopens in jurisdictions in which we have operations, we remain focused on continuity plans and preparedness measures at each of our businesses in the event that certain sectors of the economy remain closed for an extended period or are shut down again. We have observed increased activity across most of our businesses as economic activity has improved and we are cautiously optimistic heading into the second half of the year while mindful that current challenges to our businesses may persist for several more months, especially if additional government mandated restrictions are enacted to contain the spread of the COVID-19 pandemic, and a full economic recovery thereafter may be slow. The partnership has a diversified portfolio of operating businesses in the industrial, business services and infrastructure services sectors, many of which provide essential products and services to their customers, which provides resiliency to the business.

9

The partnership’s overall financial position remains strong, and the partnership expects available liquidity and capital resources to be sufficient to finance its operations and working capital requirements for the foreseeable future. Due to the speed with which the situation continues to develop and the uncertainty of its magnitude, outcome and duration, the longer-term impact of the global economic shutdown on the partnership, its operating businesses and on our operation of financial results, if any, is difficult to predict.
Risks and Uncertainties
The risks and uncertainties previously disclosed in our most recent Annual Report on Form 20-F addressed the risk that a pandemic, such as COVID-19, may disrupt the partnership’s business or adversely affect our financial condition or results of operations. Given the rapid global spread of COVID-19, we are updating the “Risk Factors” from our most recent Annual Report on Form 20-F to include the following:
Risks Associated with the COVID-19 Pandemic
The rapid spread of SARS-CoV2, the novel coronavirus identified as the cause of the coronavirus disease 2019 known as COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, the government mandated closure of certain of our businesses or otherwise the inability for certain of our businesses to operate and the reduced demand for products and services offered by certain of our businesses, all of which would be expected to result in lower revenues for the partnership and negatively affect financial performance. We also have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the partnership or for how long any disruptions are likely to continue. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•
The risk of a material reduction in demand for the products and services of our portfolio companies due to job losses and associated financial hardship, or changes in consumer behavior, which may lead to a decline in revenue;

•	Issues delivering certain products and services, due to supply chain disruptions and the impact of business closures, travel restrictions and other steps taken in response to COVID-19;

•	Increased challenges collecting revenue or other accounts receivable;

•	Potential challenges entering into, or consummating, proposed acquisitions on anticipated timelines, or at all; and

•	Potential challenges accessing credit and capital markets.
The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

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Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the three and six months ended June 30, 2020 and 2019
The table below summarizes our results of operations for the three and six months ended June 30, 2020 and 2019. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	2020	2019	2020	2019
Revenues	$7,370	$10,717	$17,516	$19,918
Direct operating costs	(6,285)	(9,776)	(15,186)	(17,969)
General and administrative expenses	(228)	(211)	(472)	(389)
Depreciation and amortization expense	(533)	(441)	(1,071)	(752)
Interest income (expense), net	(353)	(313)	(717)	(497)
Equity accounted income (loss), net	18	23	9	30
Impairment expense, net	(29)	(324)	(142)	(324)
Gain (loss) on acquisitions/dispositions, net	(4)	522	179	520
Other income (expense), net	149	(181)	(68)	(271)
Income (loss) before income tax	105	16	48	266
Current income tax (expense) recovery	(23)	(93)	(98)	(123)
Deferred income tax (expense) recovery	67	41	165	22
Net income (loss)	$149	$(36)	$115	$165
Attributable to:
Limited partners	$(59)	$55	$(126)	$87
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	(50)	52	(109)	82
Special Limited Partners	—	—	—	—
Interest of others	258	(143)	350	(4)
Net income (loss)	$149	$(36)	$115	$165
Basic and diluted earnings per limited partner unit (1)	$(0.73)	$0.82	$(1.57)	$1.30
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2020 was 150.1 million, and 150.3 million, respectively for the three and six months ended June 30, 2019 was 129.9 million and 129.5 million.

For the three months ended June 30, 2020, net income was $149 million, with $109 million of net loss attributable to unitholders. For the three months ended June 30, 2019, net loss was $36 million, with $107 million of net income attributable to unitholders. The increase in net income was primarily due to a net gain on debt extinguishment at Cardone and unrealized mark to market net gains on financial assets including public securities investments and derivatives. The increase was partially offset by provisions at our construction services business and Cardone related to productivity and cost impacts from the global economic shut down, combined with the net gains on the dispositions of our facilities management business (“BGIS”) and our executive relocation business (“BGRS”) recognized in the second quarter of 2019.
For the six months ended June 30, 2020, net income was $115 million, with $235 million of net loss attributable to unitholders. For the six months ended June 30, 2019, net income was $165 million, with $169 million of net income attributable to unitholders. The decrease in net income was primarily due the aforementioned provisions at our construction services business and Cardone and the impairment expense recognized at Altera in the first quarter of 2020. The decrease was partially offset by the aforementioned net gain on debt extinguishment at Cardone.

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Revenues
For the three months ended June 30, 2020, revenues decreased by $3,347 million to $7,370 million, compared to $10,717 million for the three months ended June 30, 2019. The decrease in revenues was primarily attributable to the impact of the global economic shutdown across most of our operations. The more significant decreases were experienced at Greenergy due to lower volumes and at our construction services business due to lost productivity. Revenues decreased further due to the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease was partially offset by a full quarter of contributions from Clarios and Healthscope, combined with the contribution from the acquisition of Genworth in the fourth quarter of 2019. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2020, revenues decreased by $2,402 million to $17,516 million, compared to $19,918 million for the six months ended June 30, 2019. The decrease was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2020, direct operating costs decreased by $3,491 million to $6,285 million, compared to $9,776 million for the three months ended June 30, 2019. The decrease in direct operating costs was primarily attributable to the impact of the global economic shutdown across most of our operations. The decrease was primarily attributable to lower volumes at Greenergy and lost productivity at our construction services business. Direct operating costs decreased further due to the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease was partially offset by a full quarter of contributions from Clarios and Healthscope, combined with the contribution from the acquisition of Genworth in the fourth quarter of 2019. As noted above, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2020, direct operating costs decreased by $2,783 million to $15,186 million, compared to $17,969 million for the six months ended June 30, 2019. The decrease was primarily due to the same factors described above.
General and administrative expenses
For the three months ended June 30, 2020, general and administrative, or G&A, expenses increased by $17 million to $228 million, compared to $211 million for the three months ended June 30, 2019. G&A expenses increased primarily due to a full quarter of contribution from Healthscope during the second quarter of 2020 compared to a partial quarter contribution when it was acquired in the second quarter of 2019.
For the six months ended June 30, 2020, G&A expenses increased by $83 million to $472 million, compared to $389 million for the six months ended June 30, 2019. G&A expenses increased in the current period primarily due to the full quarter contribution from Healthscope described above and the acquisition of Clarios in the second quarter of 2019.
Depreciation and amortization expense
Depreciation and amortization (“D&A”) expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Altera. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our automotive batteries manufacturer, our graphite electrode manufacturing operations, our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal or depreciable assets.
For the three months ended June 30, 2020, D&A expense increased by $92 million to $533 million, compared to $441 million for the three months ended June 30, 2019. The increase in D&A expense was primarily due to a full quarter of contributions from the acquisitions of Clarios and Healthscope in the second quarter of 2020, compared to partial quarter contributions in the second quarter of 2019.
For the six months ended June 30, 2020, D&A expense increased by $319 million to $1,071 million, compared to $752 million for the six months ended June 30, 2019. The increase in D&A expense was primarily due to the same factor described above.

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Interest income (expense), net
For the three months ended June 30, 2020, net interest expense increased by $40 million to $353 million, compared to $313 million for the three months ended June 30, 2019. The increase was primarily due to a full quarter of contributions in the second quarter of 2020 related to borrowings at Clarios and Healthscope which had been acquired in the second quarter of 2019, combined with the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by lower interest rates on long-term debt at Westinghouse and debt repayments at GrafTech.
For the six months ended June 30, 2020, net interest expense increased by $220 million to $717 million, compared to $497 million for the six months ended June 30, 2019. The increase was primarily due the same factors described above.
Equity accounted income, net
For the three months ended June 30, 2020, net equity accounted income, decreased by $5 million to $18 million, compared to $23 million for the three months ended June 30, 2019. Net equity accounted income primarily comprised income from our investments in BrandSafway and our entertainment business and equity accounted investments within the business operations at Clarios, Altera and Westinghouse.
For the six months ended June 30, 2020, net equity accounted income decreased by $21 million to $9 million, compared to $30 million for the six months ended June 30, 2019.
Impairment expense, net
For the three months ended June 30, 2020, net impairment expense decreased by $295 million to $29 million, compared to $324 million for the three months ended June 30, 2019. For the three months ended June 30, 2020, net impairment expense was primarily related to a plant closure at Clarios and impairment on vessels at Altera. For the three months ended June 30, 2019, net impairment expense was related to our investment in Altera.
For the six months ended June 30, 2020, net impairment expense decreased by $182 million to $142 million, compared to $324 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, net impairment expense related to the factors described above, as well as a net impairment loss primarily related to vessel assets at Altera. Impairment indicators were identified as a result of changes in forecasted vessel cash flows due to changes in underlying assumptions such as the impact of contract modifications, changes in lay-up cost estimates, expected values on the sale of vessels, revenue forecasts and vessel re-contracting.
Gain (loss) on acquisitions/dispositions, net
For the three months ended June 30, 2020, net gain on acquisitions/dispositions decreased by $526 million to a net loss of $4 million, compared to a net gain of $522 million for the three months ended June 30, 2019. For the three months ended June 30, 2020, we recorded a net loss of $4 million. For the three months ended June 30, 2019, we recorded a net gain of $522 million, which was primarily related to the dispositions of BGIS and BGRS.
For the six months ended June 30, 2020, net gain on acquisitions/dispositions decreased by $341 million to a net gain of $179 million, compared to a net gain of $520 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we recorded a net gain of $179 million which primarily comprised the net gain recognized on the sale of our cold storage logistics business during the first quarter of 2020, partially offset by the net loss described above. For the six months ended June 30, 2019, we recorded a net gain of $520 million which was primarily due to the net gain described above, partially offset by a net loss on the sale of business units in our infrastructure support products manufacturing operation.
Other income (expense), net
For the three months ended June 30, 2020, net other income increased by $330 million to net other income of $149 million, compared to net other expense of $181 million for the three months ended June 30, 2019. Net other income of $149 million for the three months ended June 30, 2020 primarily comprised mark-to-market gains on public securities, combined with a net gain on the extinguishment of debt at Cardone. This was partially offset by provisions recognized at our construction services business and Cardone. Net other income also included the impact of unrealized gains and losses on derivative positions, as well as transaction and restructuring costs. Net other expense of $181 million for the three months ended June 30, 2019 primarily comprised transaction costs associated with the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with restructuring costs at Westinghouse and unrealized losses on derivatives at Altera.

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For the six months ended June 30, 2020, net other expense decreased by $203 million to net other expense of $68 million, compared to net other expense of $271 million for the six months ended June 30, 2019. Net other expense of $68 million for the six months ended June 30, 2020 primarily comprised the factors described above, as well as unrealized losses on financial instruments at Altera and on the investment portfolio and derivatives at Genworth. Net other expense of $271 million for the six months ended June 30, 2019 primarily comprised the factors described above, combined with transaction costs associated with the sale of BGIS.
Income tax (expense) recovery
For the three months ended June 30, 2020, current income tax expense and deferred income tax recovery were $23 million and $67 million, respectively, compared to current income tax expense of $93 million and deferred income tax recovery of $41 million for the three months ended June 30, 2019. Current tax expense decreased by $70 million primarily due to the dispositions of BGIS and BGRS in the second quarter of 2019, combined with a current tax recovery recognized on the extinguishment of debt at Cardone. Deferred income tax recovery increased by $26 million primarily due to losses incurred within Clarios, for which a tax benefit has been recognized.
For the six months ended June 30, 2020, current income tax expense and deferred income tax recovery were $98 million and $165 million, respectively, compared to current income tax expense of $123 million and deferred income tax recovery of $22 million for the six months ended June 30, 2019. Current tax expense decreased by $25 million primarily due to the same factors described above, which was partially offset by the acquisitions of Clarios and Genworth. Deferred income tax recovery increased by $143 million primarily due to the same factors described above and losses incurred within our construction services business, for which a tax benefits has been recognized.
Our effective tax rate for the three months ended June 30, 2020 was -43%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 12% decrease in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business. In addition, a restructuring of the capital of a company within our industrials segment resulted in the recognition of tax attributes, which gave rise to a 64% decrease in our effective tax rate. Our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 9% decrease in our effective tax rate.

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Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS, except per unit amounts)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Revenues	$7,370	$10,146	$11,320	$11,794	$10,717	$9,201	$10,209	$9,990
Direct operating costs	(6,285)	(8,901)	(9,969)	(10,389)	(9,776)	(8,193)	(9,205)	(9,080)
General and administrative expenses	(228)	(244)	(228)	(215)	(211)	(178)	(209)	(174)
Depreciation and amortization expense	(533)	(538)	(518)	(534)	(441)	(311)	(286)	(251)
Interest income (expense), net	(353)	(364)	(388)	(389)	(313)	(184)	(181)	(148)
Equity accounted income (loss), net	18	(9)	52	32	23	7	9	(9)
Impairment expense, net	(29)	(113)	(285)	—	(324)	—	(38)	(180)
Gain (loss) on acquisitions/dispositions, net	(4)	183	190	16	522	(2)	147	247
Other income (expense), net	149	(217)	(46)	(83)	(181)	(90)	(73)	(42)
Income (loss) before income tax	105	(57)	128	232	16	250	373	353
Current income tax (expense)/recovery	(23)	(75)	(93)	(108)	(93)	(30)	(63)	(43)
Deferred income tax (expense)/recovery	67	98	52	58	41	(19)	84	(25)
Net income (loss)	$149	$(34)	$87	$182	$(36)	$201	$394	$285
Attributable to:
Limited partners	$(59)	$(67)	$(57)	$13	$55	$32	$70	$(1)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(50)	(59)	(48)	11	52	30	66	—
Special Limited Partners	—	—	—	—	—	—	—	94
Interest of others	258	92	192	158	(143)	139	258	192
Net income (loss)	$149	$(34)	$87	$182	$(36)	$201	$394	$285
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$(0.73)	$(0.84)	$(0.70)	$0.16	$0.82	$0.48	$1.04	$—
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2020 was 150.1 million and 150.3 million, and for the three and six months ended June 30, 2019 was 129.9 million and 129.5 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2018.

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Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Within our industrials segment, the demand for batteries in the aftermarket is typically higher in the colder seasons at Clarios, and in our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Cardone is impacted by seasonality as demand for the business’s caliper product line is typically higher in the warmer seasons. Within our infrastructure services segment, Westinghouse’s core operating plants services business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. BrandSafway is impacted by seasonality in the industries it services, for example most refineries tend to close down for turnarounds during the spring and fall; in addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Greenergy is impacted by changes in demand for fuels linked to seasonal weather changes and the bi-annual change in the fuel specifications. Genworth is exposed to seasonality when insurance premiums are written and general seasonality in the housing market activity. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$2,138	$1,986
Financial assets	6,335	6,243
Accounts and other receivable, net	4,745	5,631
Inventory and other assets	5,188	5,282
Property, plant and equipment	13,650	13,892
Deferred income tax assets	718	667
Intangible assets	10,820	11,559
Equity accounted investments	1,648	1,273
Goodwill	5,036	5,218
Total assets	$50,278	$51,751
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$16,449	$16,496
Corporate borrowings	253	—
Non-recourse borrowings in subsidiaries in Brookfield Business Partners	22,202	22,399
Deferred income tax liabilities	1,617	1,803
Total liabilities	$40,521	$40,698
Equity
Limited partners	$1,731	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,354	1,676
Interest of others	6,672	7,261
Total equity	9,757	11,053
Total liabilities and equity	$50,278	$51,751

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Financial assets
Financial assets increased by $92 million to $6,335 million as at June 30, 2020, compared to $6,243 million as at December 31, 2019. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the acquisition of public securities, combined with the acquisition of IndoStar which has been accounted for as a financial asset as at June 30, 2020. The increase was partially offset by foreign exchange movements at Genworth.
The following table presents financial assets by segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2020	$5,319	$308	$708	$—	$6,335
December 31, 2019	$5,407	$338	$324	$174	$6,243
Accounts receivable, net
Accounts receivable decreased by $886 million to $4,745 million as at June 30, 2020, compared to $5,631 million as at December 31, 2019. The decrease was primarily due to lower trade receivables at Clarios as a result of lower sales volumes and at Greenergy as a result of lower sales volumes and prices, combined with lower receivables at our construction services business, as well as the impact of foreign exchange movements at BRK Ambiental and Greenergy. The decrease was partially offset by the consolidation of Cardone beginning in the first quarter of 2020.
Inventory and other assets
Inventory and other assets decreased by $94 million to $5,188 million as at June 30, 2020, compared to $5,282 million as at December 31, 2019. The decrease was primarily attributable to the sale of our cold storage logistics business at the beginning of the year, which was classified as held for sale within other assets in the prior period, as well as foreign exchange movements at Greenergy. The decrease was partially offset by the consolidation of Cardone in the first quarter of 2020.
Property, plant & equipment and intangible assets
PP&E decreased by $242 million to $13,650 million as at June 30, 2020, compared to $13,892 million as at December 31, 2019. The decrease was primarily due to impairment on vessels at Altera, combined with a decrease in the asset retirement obligation at our Canadian natural gas properties, and foreign exchange movements at Ouro Verde, Greenergy, and Healthscope. The decrease was partially offset by the consolidation of Cardone beginning the first quarter of 2020 and an increase in the asset retirement obligation at Westinghouse. As at June 30, 2020, PP&E included $1,291 million of right-of-use (“ROU”) assets.
Intangible assets decreased by $739 million to $10,820 million as at June 30, 2020, compared to $11,559 million as at December 31, 2019. The decrease was primarily due to the foreign exchange movements in intangible assets at BRK Ambiental and within the operations at Clarios.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at Greenergy, maintenance and improvements on hospital facilities and new hospital equipment at Healthscope and maintenance and expansion of the fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Altera. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios, and GrafTech. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. On a consolidated basis, maintenance and growth capital expenditures for the six months ended June 30, 2020 were $314 million and $400 million, respectively.
Equity accounted investments
Equity accounted investments increased by $375 million to $1,648 million as at June 30, 2020, compared to $1,273 million as at December 31, 2019 primarily due to the acquisition of BrandSafway in the first quarter of 2020.
Goodwill
Goodwill decreased by $182 million to $5,036 million as at June 30, 2020, compared to $5,218 million as at December 31, 2019. The decrease was primarily due to the finalization of purchase price adjustments at Clarios.

17

Accounts payable and other
Accounts payable and other decreased by $47 million to $16,449 million as at June 30, 2020, compared to $16,496 million as at December 31, 2019. The decrease was primarily due to lower product costs payable at Greenergy, combined with the sale of our cold storage logistics business at the beginning of the year, which was classified as held for sale within other liabilities, and foreign exchange movements at Greenergy, Healthscope, Genworth and BRK Ambiental. The decrease was partially offset by the consolidation of Cardone beginning in the first quarter of 2020 and an increase in derivative liabilities at Altera. As at June 30, 2020, accounts payable and other included $1,387 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to unitholders
As at June 30, 2020, our capital structure comprised two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
Holding LP’s capital structure comprises three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the partnership’s unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the second quarter of 2020, the volume weighted average price per unit was $29.75, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
During the third quarter of 2019, we renewed the NCIB for our limited partnership units (the “units”). Under the NCIB, the partnership is authorized to repurchase annually up to 5% of its issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. Brookfield Business Partners can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. During the six months ended June 30, 2020 a total of 560,491 units were repurchased.
As at June 30, 2020 and December 31, 2019, the total number of partnership units outstanding are as follows:

UNITS	June 30, 2020	December 31, 2019
GP Units	4	4
LP Units	80,330,164	80,890,655
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4
Foreign exchange movements on our non-USD functional currency subsidiaries resulted in a loss on foreign currency translation of $799 million for the six months ended June 30, 2020 which is recorded in other comprehensive income (loss). This was primarily driven by the net loss on foreign currency translation incurred in the first quarter of 2020 which was primarily attributable to foreign exchange movements at BRK Ambiental, Genworth, and Healthscope, which have functional currencies of Brazilian Real, Canadian Dollar, and Australian Dollar, respectively. The net loss was partially offset by the net gain on foreign currency translation in the second quarter of 2020 which was primarily attributable to foreign exchange movements at Genworth and Healthscope, which have functional currencies of Canadian Dollar and Australian Dollar, respectively.
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. Our operations are organized into four operating segments which are regularly reviewed by our CODM. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO, and Company EBITDA.

18

Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$7,370	$10,717	$17,516	$19,918
Direct operating costs	(6,285)	(9,776)	(15,186)	(17,969)
General and administrative expenses	(228)	(211)	(472)	(389)
Equity accounted Company EBITDA	63	63	135	96
Company EBITDA attributable to others (1)	(634)	(556)	(1,413)	(1,153)
Company EBITDA (2)	$286	$237	$580	$503
Gain (loss) on acquisitions / dispositions, net	(4)	522	179	520
Other income (expense), net	(19)	4	(19)	2
Interest income (expense), net	(353)	(313)	(717)	(497)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(22)	(10)	(36)	(15)
Current income taxes	(23)	(93)	(98)	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	308	88	478	250
Company FFO (2)	$173	$435	$367	$640
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

For the three months ended June 30, 2020, we reported Company EBITDA of $286 million, representing an increase of $49 million relative to the Company EBITDA of $237 million for the three months ended June 30, 2019. The increase in Company EBITDA was due to increased contributions to Company EBITDA from our infrastructure services segment, primarily due to the increase in our ownership interest of Altera and the positive impact of ongoing cost saving and efficiency initiatives at Westinghouse. The increase in Company EBITDA was partially offset by a lower contribution from our industrials segment as a result of reduced volume and sales prices at GrafTech, a Company EBITDA loss generated at Cardone, and the disposition of our palladium mining operation in the fourth quarter of 2019. For the six months ended June 30, 2020, we reported Company EBITDA of $580 million, representing an increase of $77 million relative to the Company EBITDA of $503 million for the six months ended June 30, 2019 primarily due to the same factors above, partially offset by losses at our construction services business.
For the three months ended June 30, 2020, we reported Company FFO of $173 million, representing a decrease of $262 million relative to the Company FFO of $435 million for the three months ended June 30, 2019. The decrease was primarily due to gains recognized in the prior period on the dispositions of BGIS and BGRS, offsetting the factors contributing to the increase in Company EBITDA above. For the six months ended June 30, 2020, we reported Company FFO of $367 million, representing a decrease of $273 million relative to the Company FFO of $640 million for the six months ended June 30, 2019 due to the same factors described above.

19

Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$4,053	$7,345	$10,582	$14,280
Direct operating costs	(3,763)	(7,169)	(10,021)	(13,947)
General and administrative expenses	(80)	(67)	(171)	(134)
Equity accounted Company EBITDA	4	11	15	19
Company EBITDA attributable to others (1)	(150)	(59)	(322)	(112)
Company EBITDA (2)	$64	$61	$83	$106
Gain (loss) on acquisitions / dispositions, net	—	522	186	522
Other income (expense), net	3	—	9	—
Interest income (expense), net	(52)	(38)	(110)	(58)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(2)	(2)	(4)	(3)
Current income taxes	(33)	(47)	(52)	(57)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	59	(154)	(31)	(136)
Company FFO (2)	$39	$342	$81	$374
The following table presents equity attributable to the unitholders for our business services segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Total assets	$17,363	$18,132
Total liabilities	12,153	12,646
Interests of others in operating subsidiaries (1)	3,368	3,325
Equity attributable to unitholders	1,842	2,161
Total equity	$5,210	$5,486
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2020 and 2019
Revenues from our business services segment for the three months ended June 30, 2020 were $4,053 million, representing a decrease of $3,292 million relative to revenues of $7,345 million for the three months ended June 30, 2019. Direct operating costs decreased by $3,406 million, to $3,763 million for the three months ended June 30, 2020, from $7,169 million in the same period in 2019. The decreases in revenues and direct costs were primarily due to the dispositions of BGIS and BGRS in the second quarter of 2019 and lower sales volumes at Greenergy. In addition, revenues were lower at our construction services business primarily due to lost productivity, primarily in the U.K. as a result of government mandated restrictions. The decrease was partially offset by contributions from Genworth which was acquired in the fourth quarter of 2019, combined with a full quarter of contribution from Healthscope which was acquired in the second quarter of 2019. For the three months ended June 30, 2020, the duty element included in revenues and direct operating costs was approximately $1,258 million. For the six months ended June 30, 2020, revenues and direct operating costs were $10,582 million and $10,021 million, respectively, representing decreases of $3,698 million and $3,926 million from the six months ended June 30, 2019, primarily due to the same factors above.

20

Company EBITDA in our business services segment for the three months ended June 30, 2020 was $64 million, representing an increase of $3 million relative to $61 million for the three months ended June 30, 2019. The increase in Company EBITDA was primarily due to the contribution from Genworth which was acquired in the fourth quarter of 2019 and from Healthscope which was acquired in June 2019. The increase was partially offset by a lower contribution from our construction services business and the dispositions of BGIS and BGRS in the second quarter of 2019. Genworth contributed $25 million to Company EBITDA for the three months ended June 30, 2020, Genworth experienced reduced underwriting activity in April 2020, which rebounded meaningfully by the end of the quarter. Their results were impacted by higher loss reserves being provisioned for mortgages in the payment deferral program. Healthscope contributed $17 million to Company EBITDA for the three months ended June 30, 2020 compared to $5 million for the three months ended June 30, 2019. Healthscope’s results reflected the material impact of the Australian government’s decision in early April to suspend all non-critical elective surgeries, which was partially offset by government funding received during the quarter in return for making its hospital network available to the public. Our construction services business contributed $9 million to Company EBITDA for the three months ended June 30, 2020 compared to $23 million for the three months ended June 30, 2019. Our construction services business reported strong performance for the quarter in its Australian operations which were offset by continued reduced project productivity as a result of ongoing restrictions on construction work in the U.K. Company EBITDA for the six months ended June 30, 2020 decreased $23 million relative to the Company EBITDA for the six months ended June 30, 2019 primarily due to the loss of contributions at our construction services business due to the aforementioned reduced project productivity in the U.K., which was partially offset by the other factors mentioned above.
Company FFO for the three months ended June 30, 2020 was $39 million, representing a decrease of $303 million relative to Company FFO of $342 million for the three months ended June 30, 2019. The decrease was primarily due to the gains recognized on the dispositions of BGIS and BGRS in the second quarter of 2019. Company FFO for the six months ended June 30, 2020 was$81 million, representing a decrease of $293 million relative to Company FFO of $374 million for the six months ended June 30, 2019, which was primarily due to the same factors, partially offset by the net gain recognized on the disposition of our cold storage logistics business in the first quarter of 2020.
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$1,120	$1,105	$2,290	$2,394
Direct operating costs	(791)	(838)	(1,599)	(1,730)
General and administrative expenses	(53)	(41)	(91)	(75)
Equity accounted Company EBITDA	42	35	77	56
Company EBITDA attributable to others (1)	(170)	(173)	(373)	(422)
Company EBITDA (2)	$148	$88	$304	$223
Other income (expense), net	(23)	4	(29)	—
Interest income (expense), net	(76)	(97)	(165)	(198)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(16)	(5)	(24)	(8)
Current income taxes	(4)	—	(6)	9
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	58	64	111	130
Company FFO (2)	$87	$54	$191	$156

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The following table presents equity attributable to unitholders for our infrastructure services segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Total assets	$10,845	$10,619
Total liabilities	9,506	9,316
Interests of others in operating subsidiaries (1)	582	833
Equity attributable to unitholders	757	470
Total equity	$1,339	$1,303
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2020 and 2019
For the three months ended June 30, 2020, revenues and direct operating costs for our infrastructure services segment were $1,120 million and $791 million, respectively, representing an increase in revenues of $15 million and a decrease in direct operating costs of $47 million. The increase in revenues was primarily due to an increase at Westinghouse, which was partially offset by lower utilization in the towage operations at Altera. The decrease in direct operating costs was primarily due to the positive impact of ongoing cost saving and efficiency initiatives at Westinghouse. For the six months ended June 30, 2020, revenues and direct operating costs were $2,290 million and $1,599 million, respectively, representing decreases of $104 million and $131 million, respectively. The decreases were primarily due to lower volume of engineering works and cost efficiencies at Westinghouse in the first quarter of 2020, which was partially offset by the factors above.
Company EBITDA in our infrastructure services segment for the three months ended June 30, 2020 was $148 million, representing an increase of $60 million relative to the Company EBITDA of $88 million for the three months ended June 30, 2019. The increase was primarily due to higher contributions from Westinghouse and Altera, combined with the incremental contribution from the acquisition of BrandSafway in the first quarter of 2020. Westinghouse contributed $65 million to Company EBITDA for the three months ended June 30, 2020, which represented an increase of $25 million compared to $40 million for the three months ended June 30, 2019, which was primarily attributable to the positive impact of ongoing cost saving and efficiency initiatives. The business completed all planned fuel shipments during the quarter while experiencing some deferrals of non-critical outage maintenance work in the U.S. In addition, the prior period results included cost accruals from a project in Europe which were not incurred in the current period. Altera contributed $63 million to Company EBITDA, which represented an increase of $15 million compared to $48 million for the three months ended June 30, 2019, which was primarily due to the increase in our ownership interest to 43%. Additionally, utilization in the towage operations continued to be weak, which was offset by the commencement of contracts as well as overall higher utilization in the shuttle tanker business. BrandSafway contributed $20 million to Company EBITDA for the three months ended June 30, 2020, which was acquired in the first quarter of 2020. Results for the quarter were negatively impacted by reduced activity at customer facilities related to the economic shutdown. Company EBITDA of $304 million for the six months ended June 30, 2020 increased $81 million relative to the Company EBITDA of $223 million for the six months ended June 30, 2019 which was primarily due to the same factors described above.
For the three months ended June 30, 2020, we reported Company FFO of $87 million, representing an increase of $33 million relative to the Company FFO of $54 million for the three months ended June 30, 2019. The increase in Company FFO was primarily due to the same factors mentioned above, partially offset by higher equity accounted current taxes and interest due to the acquisition of BrandSafway and realized losses on derivatives at Altera. Company FFO of $191 million for the six months ended June 30, 2020 increased $35 million relative to the Company FFO of $156 million for the six months ended June 30, 2019 due to the same factors described above.

22

Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$2,197	$2,267	$4,644	$3,244
Direct operating costs	(1,728)	(1,767)	(3,561)	(2,288)
General and administrative expenses	(74)	(85)	(165)	(143)
Equity accounted Company EBITDA	17	17	43	21
Company EBITDA attributable to others (1)	(314)	(324)	(718)	(619)
Company EBITDA (2)	$98	$108	$243	$215
Gain (loss) on acquisitions / dispositions, net	(4)	—	(7)	(2)
Other income (expense), net	1	—	1	2
Interest income (expense), net	(224)	(186)	(447)	(255)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(4)	(3)	(8)	(4)
Current income taxes	4	(51)	(61)	(85)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	191	178	398	256
Company FFO (2)	$62	$46	$119	$127
The following table presents equity attributable to unitholders for our industrials segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Total assets	$22,011	$22,742
Total liabilities	18,460	18,692
Interests of others in operating subsidiaries (1)	2,722	3,103
Equity attributable to unitholders	829	947
Total equity	$3,551	$4,050
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2020 and 2019
Revenues from our industrials segment for the three months ended June 30, 2020 were $2,197 million, representing a decrease of $70 million compared to $2,267 million in the same period in 2019. Direct operating costs decreased by $39 million, to $1,728 million for the three months ended June 30, 2020, from $1,767 million in the same period in 2019. The decrease was primarily as a result of lower volumes at Clarios and reduced volume and sales prices at GrafTech, a result of the global economic shutdown and reduced demand, combined with the disposition of our palladium mining operation in the fourth quarter of 2019. For the six months ended June 30, 2020, revenues and direct operating costs were $4,644 million and $3,561 million, respectively, representing increases of $1,400 million and $1,273 million, respectively, primarily due to the acquisition of Clarios in the second quarter of 2019 and partially offset by the above factors.

23

Company EBITDA in our industrials segment for the three months ended June 30, 2020 was $98 million, representing a decrease of $10 million relative to the Company EBITDA of $108 million for the three months ended June 30, 2019. The decrease was primarily due to a Company EBITDA loss generated at Cardone, decreased contributions from GrafTech and the disposition of our palladium mining operation in the fourth quarter of 2019, which was partially offset by increased contributions from Clarios. Clarios contributed $59 million to Company EBITDA for the three months ended June 30, 2020 compared to $4 million for the three months ended June 30, 2019. The prior period results included a negative impact from our purchase price accounting on the acquisition of the business. At Clarios, Company EBITDA was impacted by overall lower volumes as a result of reduced demand associated with the economic shutdown and higher costs related to the closing and safe reopening of plants. While OEM demand remains weak, aftermarket battery demand is up sharply from trough levels in April and aftermarket volumes for the quarter were higher than the prior period. GrafTech contributed $40 million to Company EBITDA for the three months ended June 30, 2020, compared to $77 million for the three months ended June 30, 2019. GrafTech’s results were impacted by reduced volume and sales price as the global economic shutdown impacted graphite electrode demand. Company EBITDA of $243 million for the six months ended June 30, 2020 increased $28 million relative to the Company EBITDA of $215 million for the six months ended June 30, 2019 which was primarily due to the acquisition of Clarios in the second quarter of 2019, partially offset by the factors above.
For the three months ended June 30, 2020, we reported Company FFO of $62 million, representing an increase of $16 million relative to the Company FFO of $46 million for the three months ended June 30, 2019. The increase in Company FFO was primarily due to a current tax recovery recognized on the extinguishment of debt at Cardone, which was partially offset by higher interest expense primarily due to a full quarter of contribution from Clarios. Company FFO in the segment of $119 million for the six months ended June 30, 2020 decreased $8 million relative to the Company FFO of $127 million for the six months ended June 30, 2019 primarily due to higher current tax expense due to the acquisition of Clarios in the second quarter of 2020, partially offset by the factors above.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$—	$—	$—	$—
Direct operating costs	(3)	(2)	(5)	(4)
General and administrative expenses	(21)	(18)	(45)	(37)
Company EBITDA (1)	$(24)	$(20)	$(50)	$(41)
Interest income (expense), net	(1)	8	5	14
Current income taxes	10	5	21	10
Company FFO (1)	$(15)	$(7)	$(24)	$(17)
The following table presents equity attributable to unitholders for our corporate and other segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Total assets	$59	$258
Total liabilities	402	44
Equity attributable to unitholders	(343)	214
Total equity	$(343)	$214
____________________________________

(1)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

24

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus recourse debt, net of cash held by corporate entities. The management fees for the three and six months ended June 30, 2020 were $16 million and $32 million, respectively, and $12 million and $24 million for the three and six ended June 30, 2019. General and administrative costs comprised management fees and corporate expenses, including audit and other expenses.
Company FFO in our corporate and other segment included a net current income tax recovery of $10 million, primarily generated on the corporate expenses and management fees, which partially reduced the corporate tax expense that was recognized in the operating segments.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2020, the amount of the deposit from Brookfield was $155 million.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•
Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, current income taxes and interest income (expense) related to equity accounted investments, and other expenses. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.

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When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.
The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$7,370	$10,717	$17,516	$19,918
Direct operating costs	(6,285)	(9,776)	(15,186)	(17,969)
General and administrative expenses	(228)	(211)	(472)	(389)
Equity accounted Company EBITDA (1)	63	63	135	96
Company EBITDA attributable to others (2)	(634)	(556)	(1,413)	(1,153)
Company EBITDA	$286	$237	$580	$503
Realized disposition gain (loss), net	(4)	522	179	520
Other income (expense), net (3)	(19)	4	(19)	2
Interest income (expense), net	(353)	(313)	(717)	(497)
Equity accounted current taxes and interest (1)	(22)	(10)	(36)	(15)
Current income taxes	(23)	(93)	(98)	(123)
Company FFO attributable to others (2)	308	88	478	250
Company FFO	$173	$435	$367	$640
Depreciation and amortization	(533)	(441)	(1,071)	(752)
Impairment expense, net	(29)	(324)	(142)	(324)
Other income (expenses), net (3)	168	(185)	(49)	(273)
Deferred income taxes	67	41	165	22
Non-cash items attributable to equity accounted investments (1)	(23)	(30)	(90)	(51)
Non-cash items attributable to others (2)	68	611	585	907
Net income (loss) attributable to unitholders	$(109)	$107	$(235)	$169
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $18 million and $9 million as per our IFRS statement of operating results for the three and six months ended June 30, 2020 and equity accounted income of $23 million and $30 million for the three and six months ended June 30, 2019.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $258 million and $350 million as per our IFRS statement of operating results for the three and six months ended June 30, 2020, and net loss of $143 million and $4 million for the three and six months ended June 30, 2019.

(3)
The sum of these amounts equates to other income, net of $149 million and other expenses, net of $68 million as per our IFRS statement of operating results for the three and six months ended June 30, 2020, respectively, and other expenses, net of $181 million and $271 million for the three and six months ended June 30, 2019.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Limited partners	$1,731	$2,116
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,354	1,676
Equity attributable to unitholders	$3,085	$3,792

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The following table presents equity attributable to unitholders by segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2020	$1,842	$757	$829	$(343)	$3,085
December 31, 2019	$2,161	$470	$947	$214	$3,792
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, committed acquisitions and other acquisition opportunities as they arise. Overall, our liquidity profile is strong, positioning us and our businesses well to handle the economic shutdown.
Our focus in the second quarter was to protect liquidity across our portfolio in a rapidly changing economic environment through the optimization of working capital, reduction or deferral of discretionary expenses and the consolidation of fragmented supply chains. While we continue to work with our companies in this regard, these initiatives have shown success thus far. Since April, economic activity has gradually improved and many of our operations are now experiencing increased activity. Moreover, our liquidity remains strong and we continue to selectively pursue acquisitions as the environment for large scale transactions improves. Brookfield has an established track record of leading such consortiums and actively managing underlying assets to improve performance. The “Developments in our Business” section of this MD&A details recent acquisitions completed by the partnership.
On May 27, 2020, the partnership together with institutional investors, acquired a 31% ownership interest in IndoStar for a purchase price of $162 million. Subsequently in July 2020, the partnership completed an additional acquisition of common shares in IndoStar, through a secondary offering and a Mandatory Tender Offer, for an aggregate investment of $131 million, which resulted in an all-in acquisition price of $293 million. The partnership’s share of the investment was approximately $105 million, for an approximate 20% economic ownership interest, which was funded with existing liquidity.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. During the six months ended June 30, 2020, we repurchased 560,491 units under our NCIB automatic repurchase plan for approximately $13 million.
The following table presents borrowings by segment as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2020	$2,781	$5,783	$13,638	$253	$22,455
December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399
As at June 30, 2020, the partnership had outstanding debt of $22,455 million compared to $22,399 million as at December 31, 2019. The borrowings consist of the following:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Term loans and credit facilities	$15,821	$15,965
Project financing	447	559
Notes and debentures	6,187	5,875
Total Borrowings	$22,455	$22,399
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, our operations had borrowings totaling $22,455 million as at June 30, 2020, compared to $22,399 million as at December 31, 2019.

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We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 24 years. The weighted average maturity at June 30, 2020 was 5.4 years and the weighted average interest rate on debt outstanding was 4.8%. As at June 30, 2020, our maximum borrowing capacity at the corporate and operating subsidiary level was $27,852 million, of which $22,455 million was drawn.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Some of these borrowings are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants while most are not subject to financial maintenance covenants. Given the current economic environment, we have undertaken proactive measures to amend the terms of certain debt instruments and seek waivers from lenders where necessary. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at June 30, 2020, the credit facility remains undrawn.
The partnership has bilateral credit facilities of $1,575 million backed by large global banks that continue to be highly supportive of our business through the economic shutdown. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. As at June 30, 2020, $253 million was drawn on the facilities.
Subsequent to quarter end, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million has been guaranteed by Brookfield and provides the partnership with additional liquidity to take advantage of acquisitive opportunities.
The table below outlines the partnership’s consolidated net debt to capitalization as at June 30, 2020 and December 31, 2019:

(US$ MILLIONS)	June 30, 2020	December 31, 2019
Corporate borrowings	$253	$—
Non-recourse borrowings in subsidiaries of the partnership	22,202	22,399
Cash and cash equivalents	(2,138)	(1,986)
Net debt	20,317	20,413
Total equity	9,757	11,053
Total capital and net debt	$30,074	$31,466
Net debt to capitalization ratio	68%	65%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 5, 2020, the Board of Directors of the partnership’s general partner declared a quarterly distribution in the amount of $0.0625 per unit payable on September 30, 2020 to unitholders of record as at the close of business on August 31, 2020.
During the second quarter of 2020, the volume weighted average price per unit was $29.75, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.

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Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2020, we had cash and cash equivalents of $2,138 million, compared to $1,986 million as at December 31, 2019. The net cash flows for the six months ended June 30, 2020 and 2019 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2020	2019
Cash flows provided by (used in) operating activities	$1,962	$1,333
Cash flows provided by (used in) investing activities	(1,099)	(16,514)
Cash flows provided by (used in) financing activities	(589)	16,236
Effect of foreign exchange rates on cash	(122)	4
Net change in cash classified within assets held for sale	—	(68)
Total	$152	$991
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the six months ended June 30, 2020 was $1,962 million compared to $1,333 million provided by operating activities for the six months ended June 30, 2019. The cash provided by operating activities during the six months ended June 30, 2020 was primarily attributable to the cash generated at Greenergy, Genworth, Clarios, GrafTech, Westinghouse, and Altera.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,099 million for the six months ended June 30, 2020, compared to $16,514 million used in the six months ended June 30, 2019. Our investing activities were primarily related to the acquisition of BrandSafway, IndoStar, and public securities, the purchase and sale of corporate and government bonds at Genworth, as well as the acquisition of property, plant, and equipment and intangible assets mostly within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the disposition of our cold storage logistics business during the six months ended June 30, 2020.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $589 million for the six months ended June 30, 2020, compared to $16,236 million cash flow provided by financing activities for the six months ended June 30, 2019. During the six months ended June 30, 2020, proceeds from borrowings, net of repayments were $227 million, which primarily consisted of increased borrowings at Genworth and a draw on our corporate bilateral facilities, which was partially offset by debt repayments at Clarios and GrafTech. Distributions to others who have interests in operating subsidiaries, net of capital provided, was $290 million, which was primarily attributable to the distribution of proceeds from the sale our cold storage logistic business and the distributions of dividend income at Westinghouse and Genworth. This was partially offset by the capital contribution to fund the acquisition of IndoStar during the six months ended June 30, 2020.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2020, the total outstanding amount was approximately $2.0 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction services business and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.

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In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to projects in the Middle East region that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund as, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments — foreign currency hedging strategy
To the extent that it is economical to do so, the partnership’s strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership’s foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at June 30, 2020:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$(1,252)	$1,102	$866	$328	$750	$342	$949
FX Contracts — US$	49	(49)	—	—	—	—	—
As at June 30, 2020, approximately 1% of our foreign currency net equity exposure was hedged. In the first three months of 2020, the U.S. Dollar strengthened against most major foreign currencies. The partnership therefore closed out the majority of these hedge positions and are actively monitoring markets for opportunities to add hedges back to our portfolio.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2020:

	Payments as at June 30, 2020
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$22,911	$824	$1,136	$5,437	$15,514
Lease liabilities	1,517	205	190	410	712
Interest expense	4,981	978	999	2,398	606
Decommissioning liabilities	1,592	29	3	80	1,480
Pension obligations	1,300	114	119	371	696
Obligations under agreements	693	421	111	58	103
Total	$32,994	$2,571	$2,558	$8,754	$19,111

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Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Subsequent Events
Subsequent to June 30, 2020, the partnership was party to the events as described in Note 26 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Due to the circumstances surrounding the global economic shutdown pandemic, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of June 30, 2020. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at June 30, 2020. The partnership will continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.
Recently adopted accounting standards
(i)     Definition of Material
In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)     Rent Concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases (“IFRS 16”), effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial results.
Controls and Procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the global economic shutdown on our internal controls to minimize the impact on their design and effectiveness.

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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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